UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: February 27, 2020

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated February 27, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: February 27, 2020	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
FOURTH QUARTER AND ANNUAL 2019 RESULTS

Highlights

•
Reported GAAP net income of $63.1 million, or $1.88 per share, and adjusted net income(1) of $83.0 million, or $2.47 per share, in the fourth quarter of 2019 (excluding items listed in Appendix A to this release).

•	Total Adjusted EBITDA(1) of $131.5 million in the fourth quarter of 2019.

•
Secured strong first quarter of 2020 to-date spot tanker rates of $51,700 per day and $38,600 per day for Teekay Tankers' Suezmax and Aframax fleet, up from $39,100 per day and $33,000 per day, respectively, in the fourth quarter of 2019.

•
Since November 2019, Teekay Tankers has entered into agreements to opportunistically sell four Suezmax tankers (three of which have delivered) and an agreement to sell a portion of its ship-to-ship transfer support services business for combined sales proceeds of approximately $104 million.

•
Including the proforma impact of recently agreed asset sales, Teekay Tankers' net debt(2) as of December 31, 2019 would have been approximately $844 million, a decrease of approximately $153 million, or 15 percent, from September 30, 2019.

•	In January 2020, completed the previously-announced 5-year, $533 million revolving credit facility to refinance 31 vessels, extending 2020/2021 maturities to the end of 2024.

•
Including the proforma impact of recently agreed asset sales and of the debt refinancing, Teekay Tankers' total liquidity as of December 31, 2019 would have been $260 million, up from $95.1 million as of September 30, 2019.

Vancouver, Canada, February 27, 2020 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter and year ended December 31, 2019:

Consolidated Financial Summary

	Three Months Ended			Year Ended
(in thousands of U.S. dollars, except per share data)	December 31, 2019	September 30, 2019	December 31, 2018	December 31, 2019	December 31, 2018
GAAP FINANCIAL COMPARISON
Total revenues	303,885	182,304	239,724	920,967	755,763
Income (loss) from operations	90,388	(4,873)	31,206	122,663	7,204
Net income (loss)	63,072	(19,850)	11,502	41,362	(52,548)
Earnings (loss) per share (3)	1.88	(0.59)	0.34	1.23	(1.57)
NON-GAAP FINANCIAL COMPARISON
Total Adjusted EBITDA (1)	131,513	27,837	62,254	258,974	128,870
Adjusted net income (loss) (1)	82,991	(21,173)	14,002	64,323	(54,718)
Adjusted earnings (loss) per share (1)(3)	2.47	(0.63)	0.42	1.91	(1.63)
Free cash flow (1)	102,386	11,735	44,580	178,057	66,980
(1) These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).

(2)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash. Proforma for $85.1 million of agreed asset sales that have closed, or are expected to close, in the first and second quarters of 2020.

(3) The per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.

Teekay Tankers Ltd. Investor Relations Tel: +1 604 683-3529 www.teekaytankers.com
Suite 2000 - 550 Burrard Street, Bentall 5, Vancouver, BC V6C 2K2 Canada

Fourth Quarter of 2019 Compared to Third Quarter of 2019
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2019 significantly improved compared to the prior quarter, primarily due to higher average spot tanker rates. GAAP net income in the fourth quarter of 2019 also included foreign exchange losses, unrealized losses on derivative instruments and write-downs / losses on vessel sales, while GAAP net loss in the third quarter of 2019 included foreign exchange gains and unrealized gains on derivative instruments.

Fourth Quarter of 2019 Compared to Fourth Quarter of 2018
GAAP net income and non-GAAP adjusted net income for the fourth quarter of 2019 significantly increased compared to the same period of the prior year, primarily due to higher average spot tanker rates.

CEO Commentary
“With average crude spot tanker rates reaching their highest levels since 2008, Teekay Tankers had one of its most profitable quarters since the end of the tanker market super-cycle in 2009, generating adjusted net income of approximately $83 million, or $2.47 per share,” commented Kevin Mackay, Teekay Tankers’ President and CEO. “This strength continued into the early part of 2020, and I am pleased that the spot rates our fleet has secured in the first quarter of 2020 to-date are significantly higher than those achieved in the fourth quarter. Crude spot tanker rates have come under pressure in recent weeks, primarily due to the coronavirus and the removal of sanctions against COSCO; however, we continue to believe that the tanker supply and demand fundamentals point towards an improved rate environment in the medium-term."

“Since November 2019, we have taken advantage of improved tanker market conditions to execute on many of the strategic priorities that we laid out at our recent Teekay Group Investor Day, with the goal of creating shareholder value and strengthening our balance sheet,” continued Mr. Mackay. “We have agreed to several opportunistic asset sales for combined proceeds of over $100 million at attractive levels, which when combined with strong free cash flow from operations, is accelerating our planned balance sheet delevering efforts. To illustrate this point, taking into account cash flows in the fourth quarter of 2019 and the impact of agreed asset sales, Teekay Tankers' proforma net debt has decreased by approximately $153 million, or 15 percent, since the end of the third quarter of 2019.”

“On January 1, 2020, the shipping industry implemented IMO 2020 low sulphur regulations, moving to a new emissions standard that limits marine fuel sulphur content to 0.5 percent. Teekay Tankers fully supports the use of cleaner burning fuels across the industry, in line with one of our core values of Sustainability. We experienced a smooth transition to the lower sulphur fuels, which we attribute to our extensive preparations over the past three years and to having secured supply contracts covering approximately 75 percent of our fuel requirements in 2020.”

“With significant operating leverage, a strong liquidity position, ongoing balance sheet delevering and our mid-size fleet profile, we believe that Teekay Tankers is one of the best positioned companies in our sector to create shareholder value.”

Summary of Recent Events
Since November 2019, Teekay Tankers has entered into agreements to sell three 2003-built and one 2004-built Suezmax tankers in separate transactions for combined sales proceeds of approximately $78 million. The first three vessels were delivered to their respective buyers between December 2019 and February 2020, with the fourth vessel expected to be delivered in April 2020.
In December 2019, Teekay Tankers entered into a one-year time charter-out contract for a Suezmax tanker at approximately $36,000 per day, which commenced in the same month. This charter is in addition to the one-year time charter-out contracts secured for three Suezmax tankers in October 2019 at an average rate of approximately $37,500 per day, which commenced in October and November 2019.
In January 2020, Teekay Tankers entered into the previously-announced five-year, $533 million long-term debt facility to refinance 31 vessels. The proceeds from the new debt facility were used to repay approximately $455 million of the Company’s existing debt. The new debt facility has substantially similar terms to the facilities it replaced and extends balloon maturities from 2020/2021 until the end of 2024. Following the closing of the debt facility, Teekay Tankers had three unencumbered vessels, including two of the vessels agreed to be sold as highlighted above.
In January 2020, Teekay Tankers reached an agreement to sell a portion of its oil and gas ship-to-ship transfer support services business, which also provides gas terminal management and gas consulting services, for approximately $26 million. The sale is expected to close late in the first quarter of 2020 or early in the second quarter of 2020. Teekay Tankers will retain its entire Full Service Lightering business that operates in the U.S. Gulf, which provides ship-to-ship oil transfers for both U.S. crude imports and exports. In addition, the Company will continue to operate oil ship-to-ship transfer support services in North America and the Caribbean, a business that has synergies with its core Full Service Lightering business.

Tanker Market
Crude tanker spot rates started to tighten late in the third quarter of 2019; in the fourth quarter of 2019 rates increased to the highest levels since 2008, which can be attributed to a combination of firmer underlying tanker supply and demand fundamentals, normal winter seasonality, and one-off events. According to the International Energy Agency (IEA), global oil demand increased by 1.7 mb/d year-on-year in the fourth quarter of 2019, with refinery throughput also having increased after a period of extended maintenance earlier in the year. Atlantic basin crude oil production was a significant driver of tanker tonne-mile demand in the fourth quarter, spurred by an increase in U.S. crude oil exports, along with new volumes from Brazil and Norway, much of which moved long-haul to refineries in Asia.
On the tanker fleet supply side, U.S. sanctions on two subsidiaries of leading Chinese state-owned shipping and logistics company, COSCO, removed 26 VLCCs from the trading fleet, which led to a rapid tightening of available fleet supply. Furthermore, an increase in floating storage ahead of the IMO 2020 regulations coming into force and the removal of vessels from the trading fleet to retrofit scrubbers also served to tighten fleet supply during the fourth quarter of 2019.
Crude tanker spot rates were firm during January 2020, but have come under pressure in February due to the impact of the coronavirus in China and the return of the previously-sanctioned COSCO vessels to the trading fleet. While it is too early to determine the full impact of the coronavirus outbreak, oil demand is currently being negatively impacted and it is likely that refinery runs will be cut in order to maintain margins and prevent a large build-up of product inventories. There is also a risk that OPEC will implement further oil supply cuts, with a technical panel comprised of OPEC countries and associate members recommending a cut of 0.6 mb/d ahead of the full committee meeting scheduled for early-March 2020. These factors could cause near-term tanker demand, and therefore rates, to be negatively impacted in the coming weeks and months. However, this could be partially mitigated by lower crude oil prices, which is leading to lower fuel costs for vessel owners, and the potential for stockpiling of oil and floating storage demand as the crude oil futures curve has now moved into a contango pricing structure.
Although the tanker market faces some near-term challenges, the Company believes longer-term fundamentals remain positive. A relatively small tanker orderbook and anticipated scrapping activity in an aging global fleet is expected to result in relatively low tanker fleet growth over the next two years. The Company estimates tanker fleet growth of approximately 3 percent in 2020 and 1.5 percent in 2021, which are both well below tanker fleet growth of 5.8 percent in 2019. Furthermore, new vessel ordering remains at relatively low levels given constrained access to capital and uncertainty over future industry regulatory and technology changes. The removal of vessels from the global trading fleet for scrubber retrofitting should also help tighten vessel supply during 2020, particularly during the first half of the year, as well as meaningful delays for drydocking and scrubber retrofitting in China as a result of the coronavirus.
On the tanker demand side, further growth in non-OPEC oil supply from the Atlantic basin is expected to drive significant tanker tonne-mile growth in 2020. According to the IEA, non-OPEC supply is forecasted to grow by over 2 mb/d in 2020, driven by growth from the U.S., Brazil, Norway and Guyana. Even after taking into account the anticipated impact of the coronavirus, global refinery throughput is projected to increase by 0.7 mb/d in 2020, with much of the growth coming from Asia. This is not only expected to create additional tonne-mile demand, but also stretch the fleet between the Atlantic and Pacific basins and lead to more vessels having to ballast back to the Atlantic to load cargoes. As a result, the Company expects positive growth in tanker demand once the near-term uncertainty associated with the coronavirus has passed.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), voyage charters and full service lightering, in each case measured in net revenues(v) per revenue day, or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended			Year Ended
	December 31, 2019(i)	September 30, 2019(i)	December 31, 2018(i)	December 31, 2019(i)	December 31, 2018(i)
Time Charter-Out Fleet
Suezmax revenue days	322	92	180	595	819
Suezmax TCE per revenue day	$32,370	$20,488	$20,868	$25,945	$20,144
Aframax revenue days	—	—	172	75	1,674
Aframax TCE per revenue day	—	—	$23,230	$24,276	$21,216
LR2 revenue days	—	—	12	—	420
LR2 TCE per revenue day	—	—	$16,583	—	$17,287

Spot Fleet
Suezmax revenue days	2,390	2,576	2,427	9,798	9,795
Suezmax spot TCE per revenue day (ii)	$39,083	$16,321	$23,554	$23,892	$16,154
Aframax revenue days	1,929	1,821	1,612	7,265	5,515
Aframax spot TCE per revenue day (iii)	$32,951	$14,850	$22,023	$23,323	$16,034
LR2 revenue days	743	781	724	3,178	2,488
LR2 spot TCE per revenue day (iv)	$26,683	$14,686	$19,806	$19,293	$14,131

Total Fleet
Suezmax revenue days	2,712	2,668	2,607	10,393	10,614
Suezmax TCE per revenue day	$38,285	$16,465	$23,369	$24,010	$16,461
Aframax revenue days	1,929	1,821	1,784	7,340	7,189
Aframax TCE per revenue day	$32,951	$14,850	$22,139	$23,333	$17,240
LR2 revenue days	743	781	736	3,178	2,908
LR2 TCE per revenue day	$26,683	$14,686	$19,754	$19,293	$14,587

(i)
Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.

(ii)	Includes vessels trading in the Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(iii)	Includes vessels trading in the Teekay Aframax RSA, Teekay Aframax Classic RSA, non-pool voyage charters and full service lightering voyages.

(iv)	Includes vessels trading in the Teekay Taurus RSA and non-pool voyage charters.

(v)	Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term.

First Quarter of 2020 Spot Tanker Rates Update
Below is Teekay Tankers’ spot tanker fleet update for the first quarter of 2020 to-date:

•	The portion of the Suezmax fleet trading on the spot market has secured TCE rates per revenue day of approximately $51,700 on average, with 77 percent of the available days fixed(1); and

•	The portion of the Aframax/LR2 fleet trading on the spot market has secured TCE rates per revenue day of approximately $38,600 on average, with 63 percent of the available days fixed(2)(3).

(1)	Combined average TCE rate includes Teekay Suezmax RSA, Teekay Suezmax Classic RSA and non-pool voyage charters.

(2)	Combined average TCE rate includes Teekay Aframax RSA, non-pool voyage charters and full service lightering voyages.

(3)
As of January 1, 2020, Teekay Tankers' Aframax tankers and LR2 product tankers, excluding those employed under non-pool voyage charters and full service lightering voyages, are operating as a combined RSA under the Teekay Aframax RSA.

Teekay Tankers’ Fleet
The following table summarizes the Company’s fleet as of February 24, 2020 (excluding one Suezmax tanker that the Company has entered into an agreement to sell, which is scheduled to be delivered in April 2020):

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Total Fixed-Rate Fleet	5	—	5
Spot-rate:
Suezmax Tankers	21	—	21
Aframax Tankers(i)	17	2	19
LR2 Product Tankers(ii)	9	2	11
VLCC Tanker(iii)	1	—	1
Total Spot Fleet	48	4	52
Total Tanker Fleet	53	4	57
STS Support Vessels	2	3	5
Total Teekay Tankers' Fleet	55	7	62

(i)	Includes two Aframax tankers with charter-in contracts that are scheduled to expire in March 2021 and September 2021, respectively, one with an option to extend for one additional year.

(ii)	Includes two LR2 product tankers with charter-in contracts that are scheduled to expire in January 2021, each with an option to extend for one additional year.

(iii)	The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at December 31, 2019, the Company had total liquidity of $150.3 million (comprised of $89.9 million in cash and cash equivalents, including $1.1 million of cash in assets held for sale, and $60.4 million in undrawn capacity from its revolving credit facilities) compared to total liquidity of $95.1 million as at September 30, 2019. Including the proforma impact of the agreed asset sales and the debt refinancing completed or to be completed after December 31, 2019, liquidity would have been approximately $260 million as at December 31, 2019.

Conference Call
The Company plans to host a conference call on Thursday, February 27, 2020 at 1:00 p.m. (ET) to discuss its fourth quarter and annual 2019 results. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 367-2403 or (647) 490-5367, if outside of North America, and quoting conference ID code 9736884.

•	By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Fourth Quarter Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers currently has a fleet of 52 double-hull tankers (including 26 Suezmax tankers, 17 Aframax tankers and nine LR2 product tankers), and two ship-to-ship support vessels, and also has seven time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of short- or medium-term fixed-rate time charter contracts and spot tanker market trading. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business, a portion of which the Company has recently agreed to sell. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its conventional oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:

Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss), Free Cash Flow, Net Revenues and, commencing in the first quarter of 2019, Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
In prior periods, the Company reported cash flow from vessel operations (CFVO) as a non-GAAP measure. In the first quarter of 2019, the Company made certain changes to its non-GAAP financial measures to more closely align with internal management reporting, Company reporting in its SEC Annual Report on Form 20-F and metrics used by certain investors. Total CFVO and CFVO from Equity-Accounted Joint Venture are replaced with Total Adjusted EBITDA and Adjusted EBITDA from Equity-Accounted Joint Venture, respectively, for current and comparative periods.
Non-GAAP Financial Measures
Adjusted net income (loss) excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents net income (loss) before interest, taxes, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, gains and losses on sale of vessels, unrealized gains and losses on derivative instruments and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments. Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Joint Venture represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Venture. Please refer to Appendices C and D of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity income (loss), respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Free cash flow (FCF) represents net income (loss), plus depreciation and amortization, unrealized losses from derivative instruments, loss on sales of vessels, equity loss from the equity-accounted joint venture, and any write-offs and certain other non-cash non-recurring items, less unrealized gains from derivative instruments, gain on sales of vessels, equity income from the equity-accounted joint venture and certain other non-cash items. The Company includes FCF from equity-accounted joint venture as a component of its FCF. FCF from the equity-accounted joint venture represents the Company’s proportionate share of FCF from its equity-accounted joint venture. The Company does not control its equity-accounted joint venture, and as a result, the Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted joint venture is retained within the entity in which the Company holds the equity-accounted joint venture or distributed to the Company and other owners. In addition, the Company does not control the timing of such distributions to the Company and other owners. Consequently, readers are cautioned when using FCF as a liquidity measure as the amount contributed from FCF from the equity-accounted joint venture may not be available to the Company in the periods such FCF is generated by the equity-accounted joint venture. FCF is a non-GAAP financial measure used by certain investors and management to evaluate the Company’s financial and operating performance and to assess the Company’s ability to generate cash sufficient to repay debt, pay dividends and undertake capital and dry-dock expenditures. Please refer to Appendix B to this release for a reconciliation of this non-GAAP financial measure to net income (loss), the most directly comparable GAAP financial measure reflected in the Company’s consolidated financial statements.
Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses the Company incurs for a particular charter depends upon the type of the charter, the Company uses net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income (Loss)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Year Ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2019	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	283,757	173,034	219,371	860,013	651,388
Time-charter revenues	10,580	1,909	8,039	17,355	59,786
Other revenues (2)	9,548	7,361	12,314	43,599	44,589
Total revenues	303,885	182,304	239,724	920,967	755,763

Voyage expenses (1)	(102,831)	(87,726)	(110,602)	(380,564)	(360,576)
Vessel operating expenses	(51,875)	(48,539)	(51,323)	(208,601)	(209,131)
Time-charter hire expenses	(12,312)	(10,637)	(4,841)	(43,189)	(19,538)
Depreciation and amortization	(31,943)	(31,536)	(29,916)	(124,002)	(118,514)
General and administrative expenses	(8,992)	(8,739)	(11,836)	(36,404)	(39,775)
(Loss) gain and write-down on sale
of vessels	(5,544)	—	—	(5,544)	170
Restructuring charges	—	—	—	—	(1,195)
Income (loss) from operations	90,388	(4,873)	31,206	122,663	7,204

Interest expense	(15,679)	(16,134)	(16,987)	(65,362)	(58,653)
Interest income	147	138	311	871	879
Realized and unrealized gain (loss)
on derivative instruments (3)	205	1,453	(1,693)	(967)	3,032
Equity income (4)	1,693	68	955	2,345	1,220
Freight tax and other tax (expenses)
recoveries (5)	(13,195)	602	(1,435)	(18,883)	(9,412)
Other (expense) income	(487)	(1,104)	(855)	695	3,182
Net income (loss)	63,072	(19,850)	11,502	41,362	(52,548)

Earnings (loss) per share attributable
to shareholders of Teekay Tankers
- Basic (6)	1.88	(0.59)	0.34	1.23	(1.57)
- Diluted (6)	1.86	(0.59)	0.34	1.23	(1.57)

Weighted-average number of total common
shares outstanding
- Basic (6)	33,638,082	33,623,800	33,569,630	33,617,635	33,561,615
- Diluted (6)	33,952,442	33,623,800	33,594,944	33,732,167	33,561,615

Number of outstanding shares of common stock at the end of the period	33,654,576	33,623,800	33,569,630	33,654,576	33,569,630

(1)
Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $12.0 million, $9.0 million and $23.8 million for the three months ended December 31, 2019, September 30, 2019 and December 31, 2018, respectively, and $51.9 million and $80.5 million for the years ended December 31, 2019 and December 31, 2018, respectively.

(2)	Other revenues include lightering support and liquefied natural gas services revenue, and pool management fees and commission revenues.

(3)
Includes realized gains on interest rate swaps of $0.4 million, $0.6 million and $0.7 million for the three months ended December 31, 2019, September 30, 2019 and December 31, 2018, respectively, and realized gains of $2.8 million and $2.3 million for the years ended December 31, 2019 and 2018, respectively. The Company also recognized realized gains of $1.1 million, $0.4 million and $0.3 million for the three months ended December 31, 2019, September 30, 2019 and December 31, 2018, respectively, and realized gains of $1.5 million and $0.1 million for the years ended December 31, 2019 and 2018, respectively, relating to its forward freight agreements.

(4)	Equity income relates to the Company’s 50 percent interest in the High-Q Investment Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)	Freight tax and other tax (expenses) recoveries for the three months and year ended December 31, 2019, includes adjustments to freight tax accruals of $10.9 million related to periods prior to 2019.

(6)
The number of shares and per share amounts, including comparative figures, have been adjusted to reflect the changes resulting from the one-for-eight reverse stock split which took effect on November 25, 2019.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	December 31,	September 30,	December 31,
	2019	2019	2018
	(unaudited) (6)	(unaudited) (6)	(unaudited)
ASSETS
Cash and cash equivalents	88,824	76,705	54,917
Restricted cash	3,071	2,341	2,153
Pool receivable from affiliates	—	562	56,549
Accounts receivable	104,228	52,245	17,365
Bunker and lube oil inventory (1)	49,790	50,473	23,179
Prepaid expenses (1)	10,288	14,108	10,917
Due from affiliates	697	1,634	39,663
Current portion of derivative assets	577	1,878	2,905
Assets held for sale (2)	65,458	—	—
Accrued revenue	106,872	61,598	17,943
Total current assets	429,805	261,544	225,591
Restricted cash – long-term	3,437	3,437	3,437
Vessels and equipment – net	1,223,085	1,310,541	1,401,551
Vessels related to finance leases – net	527,081	525,597	482,010
Operating lease right-of-use assets (3)	19,560	23,595	—
Investment in and advances to equity-accounted joint venture	28,112	26,418	25,766
Derivative assets	82	82	2,973
Other non-current assets	1,923	910	74
Intangible assets – net	2,545	9,955	11,625
Goodwill	2,426	8,059	8,059
Total assets	2,238,056	2,170,138	2,161,086

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	139,293	101,343	52,002
Short-term debt (4)	50,000	50,000	—
Current portion of long-term debt	43,573	101,295	106,236
Current portion of derivative liabilities	86	—	57
Current obligations related to finance leases	25,357	24,875	20,896
Current portion of operating lease liabilities (3)	16,290	16,405	—
Liabilities associated with assets held for sale (2)	2,980	—	—
Due to affiliates	2,139	1,241	18,570
Other current liabilities	8,567	255	—
Total current liabilities	288,285	295,414	197,761
Long-term debt	516,106	507,665	629,170
Long-term obligations related to finance leases	389,431	396,059	354,393
Long-term operating lease liabilities (3)	3,270	7,190	—
Other long-term liabilities	51,044	37,474	32,829
Derivative liabilities	—	49	—
Equity	989,920	926,287	946,933
Total liabilities and equity	2,238,056	2,170,138	2,161,086

Net debt (5)	929,135	997,411	1,050,188

(1)
Commencing in 2019, the Company is separately presenting bunker and lube oil inventory on its balance sheets. Such amounts were previously classified as prepaid expenses. Bunker and lube oil inventory has increased significantly commencing in the first quarter of 2019 as a result of changes to the Company’s RSAs whereby the Company now directly procures and has legal title to the bunker fuel for the vessels in the RSAs; such assets are being used as collateral for the new loan to finance its pool management operations. Bunker and lube oil inventory is stated at cost which is determined on a first-in, first-out basis. Comparative figures have been reclassified to conform to the presentation adopted in the current period.

(2)
In January 2020, the Company reached an agreement to sell a portion of its ship-to-ship transfer support services business and its LNG terminal management business for approximately $26 million, subject to certain adjustments including the final amounts of cash and other working capital present on the closing date. The sale is expected to close late in the first quarter of 2020 or early in the second quarter of 2020. The numbers in these financial statements have been adjusted to reflect the pending sale. The sale of a portion of the ship-to-ship support services business and LNG terminal management business, including cash, cash equivalents and restricted cash of $1.5 million, is classified as held for sale as at December 31, 2019. Also included in assets held for sale at December 31, 2019 are two Suezmax vessels, Iskmati Spirit and Narmada Spirit.

(3)
Upon adoption of the new lease accounting standard on January 1, 2019, the Company's chartered-in vessels, with lease terms of more than one year, are now treated as operating lease right-of-use assets and operating lease liabilities. This resulted in increases in the Company’s assets and liabilities of $19.6 million and $23.6 million at December 31, 2019 and September 30, 2019, respectively. This adoption had no impact on the Company’s Consolidated Statements of Income (loss).

(4)	Short-term debt relates to the Company’s loan to finance its RSA management operations that was initially drawn during the first quarter of 2019.

(5)
Net debt is a non-GAAP financial measure and represents short-term, current and long-term debt and current and long-term obligations related to finance leases less cash and cash equivalents and restricted cash.

(6)
In late-2018, the Company initiated a new RSA structure under a newly formed subsidiary, Teekay Tankers Chartering Pte. Ltd (TTCL). In the third quarter of 2019, the Company had substantially completed the transition of its RSA activities under TTCL. Under the TTCL structure, the balances in the RSA are consolidated, reflecting the Company’s rights and obligations as per the TTCL RSA agreements, whereas the previous RSA structure had an agency agreement and therefore balances were not consolidated. The transition to TTCL has therefore resulted in notable increases in various balance sheet working capital categories.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Year Ended
	December 31,	December 31,
	2019	2018
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	41,362	(52,548)
Non-cash items:
Depreciation and amortization	124,002	118,514
Loss (gain) and write-down on sale of vessels	5,544	(170)
Unrealized loss (gain) on derivative instruments	5,247	(579)
Equity income	(2,345)	(1,220)
Other	22,139	11,664
Change in operating assets and liabilities	(30,038)	(54,952)
Expenditures for dry docking	(48,250)	(27,972)
Net operating cash flow	117,661	(7,263)

FINANCING ACTIVITIES
Proceeds from short-term debt	200,000	—
Proceeds from long-term debt, net of issuance costs	57,086	81,397
Scheduled repayments of long-term debt	(101,107)	(165,365)
Prepayments of long-term debt	(135,110)	(137,717)
Prepayments of short-term debt	(150,000)	—
Proceeds from financing related to sales and leaseback of vessels	63,720	241,339
Scheduled repayments of obligations related to finance leases	(24,221)	(14,958)
Cash dividends paid	—	(8,052)
Other	(126)	(92)
Net financing cash flow	(89,758)	(3,448)

INVESTING ACTIVITIES
Proceeds from sale of vessel	20,008	589
Expenditures for vessels and equipment	(11,628)	(5,827)
Return of capital from equity-accounted joint venture	—	746
Net investing cash flow	8,380	(4,492)

Increase (decrease) in cash, cash equivalents and restricted cash	36,283	(15,203)
Cash, cash equivalents and restricted cash, beginning of the year	60,507	75,710
Cash, cash equivalents and restricted cash, end of the year	96,790	60,507

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	63,072	$1.88	11,502	$0.34

Add specific items affecting net loss:
Loss and write-down on sale of vessels	5,544	$0.16	—	—
Unrealized loss on derivative instruments (2)	1,287	$0.04	2,708	$0.08
Other (3)	13,088	$0.39	(208)	—
Total adjustments	19,919	$0.59	2,500	$0.08
Adjusted net income attributable to shareholders of
Teekay Tankers	82,991	$2.47	14,002	$0.42

	Year Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)
Net income (loss) - GAAP basis	41,362	$1.23	(52,548)	($1.57)

Add specific items affecting net loss:
Loss (gain) and write-down on sale of vessels	5,544	$0.16	(170)	—
Unrealized loss (gain) on derivative instruments (2)	5,247	$0.16	(579)	($0.02)
Other (3)	12,170	$0.36	(1,421)	($0.04)
Total adjustments	22,961	$0.68	(2,170)	($0.06)
Adjusted net income (loss) attributable to shareholders of
Teekay Tankers	64,323	$1.91	(54,718)	($1.63)

(1)	Basic per share amounts.

(2)
Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.

(3)
The amount recorded for the three months and year ended December 31, 2019 primarily relates to adjustments to freight tax accruals of prior years and unrealized foreign exchange gains and losses. The amount recorded for the year ended December 31, 2018 primarily relates to foreign exchange gains, debt issuance costs which were written off in connection with the refinancing of the Company's debt facilities, freight tax accruals of prior years and restructuring charges.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Free Cash Flow
(in thousands of U.S. dollars, except share data)

	Three Months Ended		Year Ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Net income (loss) - GAAP basis	63,072	11,502	41,362	(52,548)

Add:
Depreciation and amortization	31,943	29,916	124,002	118,514
Proportionate share of free cash flow from equity-accounted joint venture	2,233	1,409	4,247	2,983
Unrealized loss on derivative instruments	1,287	2,708	5,652	2,708
Loss and write-down on sale of vessels	5,544	—	5,544	—

Less:
Equity income (1)	(1,693)	(955)	(2,345)	(1,220)
Unrealized gain on derivative instruments	—	—	(405)	(3,287)
Gain on sale of vessel	—	—	—	(170)

Free cash flow	102,386	44,580	178,057	66,980

Weighted-average number of common shares outstanding for the period - basic	33,638,082	33,569,630	33,617,635	33,561,615

(1)	Equity income relates to the Company’s 50 percent interest in the High-Q joint venture, which owns one VLCC tanker.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended		Year Ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income (loss) - GAAP basis	63,072	11,502	41,362	(52,548)
Depreciation and amortization	31,943	29,916	124,002	118,514
Interest expense, net of interest income	15,532	16,676	64,491	57,774
Freight tax and other tax expenses (recoveries)	13,195	(602)	18,883	9,412
EBITDA	123,742	57,492	248,738	133,152

Add (subtract) specific income statement items affecting EBITDA:
Foreign exchange loss (gain)	615	2,892	(486)	(3,133)
Loss (gain) and write-down on sale of vessels	5,544	—	5,544	(170)
Realized gain on interest rate swaps	(395)	(742)	(2,791)	(2,316)
Unrealized loss (gain) on derivative instruments	1,287	2,708	5,247	(579)
Equity income	(1,693)	(955)	(2,345)	(1,220)
Other income – net	—	(273)	—	(186)
Consolidated adjusted EBITDA	129,100	61,122	253,907	125,548
Adjusted EBITDA from equity-accounted joint venture (See Appendix D)	2,413	1,132	5,067	3,322
Total Adjusted EBITDA	131,513	62,254	258,974	128,870

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Three Months Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	5,300	2,650	2,851	1,426
Vessel and other operating expenses	(554)	(277)	(588)	(294)
Depreciation and amortization	(1,081)	(540)	(908)	(454)
Income from vessel operations of equity-accounted joint venture	3,665	1,833	1,355	678

Net interest expense	(359)	(180)	(451)	(226)
Other	80	40	1,006	503
Equity income of equity-accounted joint venture	3,386	1,693	1,910	955

Equity income of equity-accounted joint venture	3,386	1,693	1,910	955
Depreciation and amortization	1,081	540	908	454
Interest expense, net of interest income	359	180	451	226
EBITDA from equity-accounted joint venture	4,826	2,413	3,269	1,635

Add (subtract) specific income statement items affecting EBITDA:
Other	—	—	(1,006)	(503)
Adjusted EBITDA from equity-accounted joint venture	4,826	2,413	2,263	1,132

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Teekay Tankers Ltd.
Appendix D - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA from Equity-Accounted Joint Venture
(in thousands of U.S. dollars)

	Year Ended
	December 31, 2019		December 31, 2018
	(unaudited)		(unaudited)
	At	Company's	At	Company's
	100%	Portion (1)	100%	Portion (1)
Revenues	12,282	6,141	9,601	4,801
Vessel and other operating expenses	(2,373)	(1,186)	(2,958)	(1,479)
Depreciation and amortization	(3,805)	(1,903)	(3,490)	(1,745)
Income from vessel operations of equity-accounted joint venture	6,104	3,052	3,153	1,577

Net interest expense	(1,639)	(819)	(1,751)	(876)
Realized and unrealized gain on derivative instruments	—	—	32	16
Other	225	112	1,006	503
Equity income of equity-accounted joint venture	4,690	2,345	2,440	1,220

Equity income of equity-accounted joint venture	4,690	2,345	2,440	1,220
Depreciation and amortization	3,805	1,903	3,490	1,745
Interest expense, net of interest income	1,639	819	1,751	876
EBITDA from equity-accounted joint venture	10,134	5,067	7,681	3,841

Add (subtract) specific income statement items affecting EBITDA:
Realized and unrealized gain on derivative instruments	—	—	(32)	(16)
Other	—	—	(1,006)	(503)
Adjusted EBITDA from equity-accounted joint venture	10,134	5,067	6,643	3,322

(1) The Company’s proportionate share of its equity-accounted joint venture is 50 percent.

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among other things, statements regarding: crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the oil and tanker markets; forecasts of worldwide tanker fleet growth or contraction and newbuilding tanker deliveries; estimated growth in global oil demand and supply; future tanker rates; future OPEC oil production or oil supply cuts; expected changes in global refinery throughput; the potential impact of IMO 2020 regulations and scrubber installations on tanker supply and demand; the potential impact of the coronavirus outbreak on global refinery throughput and oil and tanker supply and demand; agreed asset sales by the Company and the anticipated timing of closings of such transactions; the Company's liquidity and market position; and the Company’s strategic priorities and anticipated delevering of the Company’s balance sheet. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in tanker rates; changes in the production of, or demand for, oil or refined products; changes in trading patterns significantly affecting overall vessel tonnage requirements; OPEC production and supply levels; the duration and extent of the coronavirus outbreak; the impact of geopolitical tensions and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts of existing vessels in the Company's fleet; the inability of charterers to make future charter payments; the inability of the Company to renew or replace charter contracts; changes in global oil prices; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes, including IMO 2020; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2018. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.